Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412 Tel 949.451.3800 www.gibsondunn.com
James Moloney Direct: +1 949.451.4343 Fax: +1 949.475.4756 JMoloney@gibsondunn.com Client: 89824-00012

May 27, 2014

VIA EDGAR AND EMAIL

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spark Networks, Inc.

Definitive Additional Materials on Schedule 14A

Filed May 22, 2014 File No. 001-32750

Dear Mr. Orlic:

On behalf of Spark Networks, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the letter dated May 23, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Additional Materials on Schedule 14A filed with the Commission on May 22, 2014 (the “Additional Materials”). For the Staff’s convenience, each comment in the Comment Letter is reprinted below in bolded, italicized text and is followed by the Company’s supplemental response.

General

1. We note the following statements, which, pursuant to Rule 14a-9, should be clearly characterized as beliefs, and must have a reasonable and factual basis, with the support disclosed in proxy materials or provided to the staff as supplemental information:

•	“Spark Networks Cautions Stockholders Not to be Misled by Osmium’s Inaccurate Statements and Deceptive Practices”

Response: We acknowledge the Staff’s comment, and in response thereto and as noted in earlier correspondence with the Staff, we submit that our client has a

Mr. David L. Orlic

May 27, 2014

strong basis upon which to assert that Osmium Partners, LLC (“Osmium”) is making numerous inaccurate statements and engaging in deceptive practices when communicating with the Company’s stockholders. Several examples of the tactics that our client strongly believes to be inaccurate and/or deceptive include:

•	Osmium’s highly selective practice of using eight-year statistical data and errantly attributing the Company’s financial results and performance over that extended period of time to the leadership of Gregory Liberman and the current Board of Directors.

•	Osmium’s repeated mischaracterization of a quote of Mr. Liberman selectively excerpted out of context from the Company’s March 5, 2014 earnings call with respect to the Company’s marketing spend and use of marketing partners.

•	Osmium’s repeated inconsistent and contradictory portrayal of the importance of stock options to management and the Board of Directors – emphasizing on the one hand the value of the stock options when calculating the Board and management’s total compensation, but then conveniently excluding such stock options when calculating the Board and management’s equity stake in the Company.

•	Osmium’s unsubstantiated accusation that the Company somehow failed to negotiate with Osmium in good faith when that is clearly not the case.

•	Osmium’s repeated statements that the proxy contest “is not an issue of control,” when it is seeking majority representation on the Board, which if successful would give Osmium control of the Board of Directors and thereby the Company.

•	Osmium’s misleading characterization of an amendment to Mr. Liberman’s employment agreement and concurrent inflation of the number of Mr. Liberman’s stock options that would vest upon a change of control when there is no factual or other basis upon which to rest such statements.

•	“Spark Networks … issued the following open letter to stockholders … cautioning stockholders not to be misled by the puffery and propaganda offered by Osmium …”

Response: Please refer to our response immediately above regarding what our client believes to be examples of Osmium’s puffery and propaganda.

•	“Ultimately Osmium’s nominees are interested in Osmium’s fund performance, not in Spark’s long-term performance as a company.”

Response: We respectfully submit that Osmium’s own solicitation materials substantiate our client’s belief that Osmium’s nominees are primarily interested in the various fund performances at Osmium rather than directly in the Company’s stock performance. For

Mr. David L. Orlic

May 27, 2014

example, slide 16 of Osmium’s Investor Presentation filed with the Commission on Schedule 14A on May 20, 2014 specifically states that the Osmium Nominees’ “capital at risk” in the Company is “through Osmium’s fund ownership in Spark shares.” While the investment in Spark would impact the performance of Osmium’s various funds, their own disclosure makes clear that the Osmium nominees’ primary interest arises from dollars that are in fact invested with Osmium and not in the Company, thereby demonstrating that their pecuniary interest lies first and foremost with the funds and the funds’ performance.

In future filings, please ensure that you observe Rule 14a-9 in press releases or other soliciting materials.

Response: For the reasons stated above and in our prior correspondence with the Staff, we submit that our client has demonstrated a strong foundation for each of its statements addressing what they consider Osmium’s continued mischaracterizations and misleading statements directed at the Company’s stockholders. Our client respectfully acknowledges the Staff’s comments in this regard and the Company’s obligations under Rule 14a-9. In the future the Company will ensure that all such statements and other similar assertions are clearly characterized as statements of opinion or belief and will be sure to provide adequate support evidencing the Company’s belief in each instance.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions, regarding the concerns detailed in this letter, please do not hesitate to call me at (949) 451-4343 or my colleague Karen Bertero at (213) 229-7360.

Sincerely,

/s/ James J. Moloney

Cc:	Josh Kreinberg, General Counsel

Spark Networks, Inc.